UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 7)(1)

                            THE MILLBROOK PRESS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    600179105
                                 (CUSIP Number)

                           Wheatley Partners II, L.P.
                               80 Cuttermill Road
                              Great Neck, NY 11021
                            Telephone (516) 773-1024

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                             Michael R. Reiner, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                            Telephone (212) 735-8600

                                  March 1, 2002
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wheatley Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC,OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares                                              0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares                                              0%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares                                              0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Rubenstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF,OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares                                              0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,037,536 shares                                   36.2%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares                                              0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,037,536 shares                                   36.2%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,037,536 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Irwin Lieber
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        97,857 shares                                       3.4%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               97,857 shares                                       3.4%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,041,535 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barry Fingerhut
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        108,357 shares                                      3.8%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            957,678 shares                                     33.4%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               108,357 shares                                      3.8%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        957,678 shares                                     33.4%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,066,035 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Applewood Capital Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares                                              0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares                                              0%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares                                              0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Seth Lieber
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        8,310 shares                                        0.3%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares                                              0%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               8,310 shares                                        0.3%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,310 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jonathan Lieber
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        8,310 shares                                        0.3%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares                                              0%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               8,310 shares                                        0.3%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,310 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pamela Fingerhut
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        14,000 shares                                       0.5%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            108,357 shares                                      3.8%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               14,000 shares                                       0.5%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        108,357 shares                                      3.8%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      122,357 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brian Rubenstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,000 shares                                        0.1%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares                                              0%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,000 shares                                        0.1%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Woodland Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        89,858 shares                                       3.1%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares                                              0%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               89,858 shares                                       3.1%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares                                              0%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      89,858 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marilyn Rubenstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares                                              0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            89,858 shares                                       3.1%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares                                              0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        89,858 shares                                       3.1%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      89,858 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      InfoMedia Associates, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares                                              0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares                                              0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      943,678 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated March 1, 2002, constitutes Amendment No. 7 to the
Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

ITEM 2. Identity and Background.

            Item 2 is hereby amended and restated as follows:

            Items 2(a), 2(b), 2(c) and 2(f). This Statement is jointly filed by the following entities (collectively referred to as the "Reporting Persons"):

            o Wheatley Partners II, L.P., a New York limited partnership ("Wheatley Partners II");

            o     Irwin Lieber, a United States citizen;

            o     Barry Fingerhut, a United States citizen;

            o     Seth Lieber, a United States citizen;

            o     Jonathan Lieber, a United States citizen;

            o Woodland Partners, a New York general partnership ("Woodland Partners");

            o     Barry Rubenstein, a United States citizen;

            o     Marilyn Rubenstein, a United States citizen;

            o     Pamela Fingerhut, a United States citizen;

            o     Brian Rubenstein, a United States citizen; and

            o     InfoMedia Associates, Ltd. a New York corporation.

            The principal business of each of Wheatley Partners II, Woodland Partners and InfoMedia Associates, Ltd. is investing.

            Messrs. Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber are general partners of Wheatley Partners II. The principal place of business of Wheatley Partners II, Messrs. Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber is 80 Cuttermill Road, Suite 311, Great Neck, New York 11021.

            Barry Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is a general partner of Woodland Partners and the spouse of Mr. Rubenstein. The principal place of business of each of Woodland Partners, Mr. Rubenstein and Mrs. Rubenstein is 68 Wheatley Road, Brookville, New York 11545.

            Messrs. Barry Rubenstein, Irwin Lieber and Barry Fingerhut are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). Messrs. Seth Lieber and Jonathan Lieber are shareholders of InfoMedia. InfoMedia and Sandler Investment Partners, L.P. are the general partners of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign", and together with "T-E" and "21st Century," the "21st Century Funds"). The 21st Century Funds are filing an amendment to a Schedule 13D under separate cover.

            Effective July 1, 2001, Applewood Capital Corp. ceased to be a general partner of Wheatley Partners II.

            Item 2(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Item 2(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. Interests in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

            (a) The following list sets forth the aggregate number and percentage (based on 2,869,887 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended January 31, 2002) of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of March 1, 2002:

                                 Shares of Common        Percentage of Shares
                                Stock Beneficially          of Common Stock
           Name                        Owned              Beneficially Owned
           ----                        -----              ------------------

Wheatley Partners II, L.P.            0                             0%
Barry Rubenstein              1,037,536(2),(3),(4),(5)           36.2%
Irwin Lieber                  1,041,535(2),(3),(6)               36.3%
Barry Fingerhut               1,066,035(2),(3),(7),(8)           37.1%
Applewood Capital Corp.               0                             0%
Seth Lieber                       8,310(2),(9)                    0.3%
Jonathan Lieber                   8,310(2),(10)                   0.3%
Pamela Fingerhut                122,357(2),(7),(8)                4.3%
Brian Rubenstein                  4,000(5)                        0.1%
Woodland Partners                89,858(4)                        3.1%
Marilyn Rubenstein               89,858(2),(4)                    3.1%
InfoMedia Associates, Ltd.      943,678(2),(3)                   32.9%

-------------------------------

(2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity ownership therein.

(3) 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock. Accordingly, each of the reporting persons have shared voting and dispositive power with respect to an aggregate of 943,678 shares of Common Stock owned by the 21st Century Funds.

(4)   Includes 89,858 shares of Common Stock owned by Woodland Partners.

(5)   Includes 4,000 shares of Common Stock owned by Brian Rubenstein.

(6)   Includes 97,858 shares of Common Stock owned by Irwin Lieber.

(7)   Includes 108,357 shares of Common Stock owned by Barry Fingerhut.

(8)   Includes 14,000 shares of Common Stock owned by Pamela Fingerhut.

(9)   Includes 8,310 shares of Common Stock owned by Seth Lieber.

(10)  Includes 8,310 shares of Common Stock owned by Jonathan Lieber.

      Barry Rubenstein, by virtue of being a general partner of Woodland Partners, a shareholder, officer and director of Infomedia and the father of Brian Rubenstein, may be deemed to have shared power to vote and to dispose of 1,037,536 shares of Common Stock, representing approximately 36.2% of the outstanding Common Stock.

      Irwin Lieber has sole power to vote and to dispose of 97,857 shares of Common Stock, representing approximately 3.4% of the outstanding Common Stock. Irwin Lieber, by virtue of being a shareholder, officer and director of InfoMedia, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding Common Stock.

      Barry Fingerhut has sole power to vote and to dispose of 108,357 shares of Common Stock, representing approximately 3.8% of the outstanding Common Stock. Barry Fingerhut, by virtue of being a shareholder, officer and director of InfoMedia and the husband of Pamela Fingerhut, may be deemed to have shared power to vote and to dispose of 957,678 shares of Common Stock, representing approximately 33.4% of the outstanding Common Stock.

      Seth Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

      Jonathan Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

      Pamela Fingerhut has sole power to vote and to dispose of 14,000 shares of Common Stock, representing approximately 0.5% of the outstanding Common Stock. Pamela Fingerhut, by virtue of being the wife of Barry Fingerhut, may be deemed to have shared power to vote and to dispose of 108,357 shares of Common Stock, representing approximately 3.8% of the outstanding Common Stock.

      Brian Rubenstein has sole power to vote and to dispose of 4,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

      Woodland Partners has sole power to vote and to dispose of 89,858 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

      Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners, may be deemed to have shared power to vote and to dispose of 89,858 shares of Common Stock, representing approximately 3.1% of the outstanding Common Stock.

      InfoMedia Associates, Ltd., by virtue of being a general partner of 21st Century, T-E and Foreign, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding Common Stock.

      (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from December 30, 2001 through March 1, 2002, inclusive.

      The Issuer exercised its right to redeem the then outstanding and unexercised Bridge Warrants at $.01 per Bridge Warrant on March 1, 2002. As a result of this redemption, the Bridge Warrants could not be exercised after 5:00 p.m. Eastern Time on February 28, 2002. Any right to exercise the Bridge Warrants has terminated. Holders of the Bridge Warrants shall have no further rights except to receive upon surrender of the Bridge Warrants the redemption price of $0.01 per Bridge Warrant.

      Wheatley Partners II, Irwin Lieber, Barry Fingerhut, 21st Century, T-E and Foreign held 200,000, 75,000, 75,000, 85,000, 28,500 and 11,500 Bridge Warrants,
respectively, prior to the Issuer's redemption.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Not applicable.

ITEM 7. Materials To Be Filed As Exhibits.

            Item 7 is hereby amended by adding the following paragraphs:

            Exhibit 1. Agreement among the reporting persons, by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                    SIGNATURE

      After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: July 8, 2002

                                     WHEATLEY PARTNERS II, L.P.

                                     By: /s/ Irwin Lieber
                                         ---------------------------------------
                                              Irwin Lieber, General Partner


                                     APPLEWOOD CAPITAL CORP.

                                     By: /s/ Barry Rubenstein
                                         ---------------------------------------
                                              Barry Rubenstein, President

                                     /s/ Barry Rubenstein
                                     -------------------------------------------
                                     Barry Rubenstein

                                     /s/ Irwin Lieber
                                     -------------------------------------------
                                     Irwin Lieber

                                     /s/ Barry Fingerhut
                                     -------------------------------------------
                                     Barry Fingerhut

                                     /s/ Seth Lieber
                                     -------------------------------------------
                                     Seth Lieber

                                     /s/ Jonathan Lieber
                                     -------------------------------------------
                                     Jonathan Lieber

                                     /s/ Pamela Fingerhut
                                     -------------------------------------------
                                     Pamela Fingerhut

                                     /s/ Brian Rubenstein
                                     -------------------------------------------
                                     Brian Rubenstein


                                     WOODLAND PARTNERS

                                     By: /s/ Barry Rubenstein
                                         ---------------------------------------
                                             Barry Rubenstein, General Partner

                                     /s/ Marilyn Rubenstein
                                     -------------------------------------------
                                     Marilyn Rubenstein

                                     INFOMEDIA ASSOCIATES, LTD.

                                     By: /s/ Irwin Lieber
                                         ---------------------------------------
                                             Irwin Lieber, Secretary & Treasurer